DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 11-29-06

[redacted]

07043054

anuary 17, 2007

Thomas Larson
Associate General Counsel
Anheuser-Busch Companies, Inc.
Legal Department
One Busch Place
St. Louis, MO 63118-1852

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2007

Re: Anheuser-Busch Companies, Inc.
Incoming letter dated November 29, 2006

Dear Mr. Larson:

This is in response to your letters dated November 29, 2006 and December 21, 2006 concerning the shareholder proposals submitted to Anheuser-Busch by William Steiner. We also have received letters on the proponent's behalf dated December 12, 2006 and January 4, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 06 2007
THOMSON
FINANCIAL

310569

ANHEUSER BUSCH

Legal Department
One Busch Place
St. Louis, Missouri
63118-1852
Telecopier: (314) 577-0776

Direct Dial (314) 577-3298
thomas.larson@anheuser-busch.com

November 29, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc;
Omission of Shareholder Proposals Pursuant to Rule 14a-8

Dear Sir or Madam:

On October 17, 2006, Anheuser-Busch Companies, Inc. (the "Company") received a shareholder proposal submitted by William Steiner (the "Proponent") relating to declassification of the Company's board of directors (the "Declassification Proposal"). After the Company advised the Proponent that the Company had previously adopted an amendment to its Restated Certificate of Incorporation to declassify its Board of Directors, on October 30, 2006, the Proponent delivered a second proposal urging adoption of a majority vote requirement for election of the Company's directors (the "Majority Vote Proposal").

The Company requests that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, each proposal may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of each of (i) this letter, (ii) the Declassification Proposal, attached as Exhibit A and (iii) the Majority Vote Proposal, attached as Exhibit B. Also attached to this letter are copies of all other correspondence between the Company, the Proponent and his representative, John Chevedden. In accordance with Rule 14a-8(j), the Company is sending copies of this submission to the Proponent and Mr. Chevedden.

The Company has substantially implemented the Declassification Proposal and accordingly believes it may omit the Declassification Proposal from the Proxy Materials pursuant to Rule 14a-8(i) (10). The Majority Vote Proposal is the second shareholder proposal submitted by the Proponent for inclusion in the Proxy Materials, and the Company accordingly believes it may be excluded pursuant to Section 14a-8(c).

The Proposals

The Declassification Proposal states:

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. If it is feasible to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if feasible.

The Majority Vote Proposal states:

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that each director must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change.

The Declassification Proposal

(a) Background.

In December 2005, the Company's Board of Directors approved amending the Company's Restated Certificate of Incorporation to eliminate the Company's classified board and to provide for the annual election of directors. Stockholder approval of the amendment was also required. As indicated by the Company's Form 10-Q for the quarter ended March 31, 2006, the amendment was approved at the 2006 annual meeting of stockholders and is now effective.

Section 141(k) of the Delaware General Corporation Law provides that directors serving on a classified board can be removed only "for cause" (unless otherwise provided in the corporation's certificate of incorporation). The amendment reflected this requirement and provided for an orderly transition to annual election of all directors as their terms in office expire; beginning with the 2007 annual meeting of stockholders, each director will be elected for a one-year term when his or her current term expires.

(b) The Company may exclude the Declassification Proposal under Rule 14a-8(i) (10) because the Company has already substantially implemented it.

Rule 14-8(i) (10) permits the omission of a shareholder proposal if the Company has substantially implemented the proposal. The predecessor to Rule 14a-8(i) (10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (March 28, 1991). In order to be excludable under Rule 14a-8(i) (10), a stockholder proposal need only be "substantially implemented," not "fully effected." See Exchange Act Release No. 34-20091 (August 16, 1983). The Staff has consistently indicated that a company has substantially implemented a proposal within the meaning of Rule 14a-8(i) (10) when it has policies and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. See ConAgra Foods, Inc. (July 3, 2006); General Motors (April 5, 2006); and American International Group, Inc. (March 20, 2006). The Company's previous adoption of an amendment to its Restated Certificate of Incorporation declassifying its Board of Directors implemented the essential objective of the Declassification Proposal, that all directors be elected for a one year term, and accordingly the Company is entitled to exclude the Declassification Proposal from its Proxy Materials.

On at least three occasions, the Staff has concurred that 14a-8(i)(10) applies to proposals nearly identical to the Declassification Proposal when a company has already taken the necessary action to declassify its board of directors and is subsequently engaged in phasing out its classified board. See The Dow Chemical Company (March 2, 2006) (permitting the company to exclude a shareholder proposal that "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director," based on the company's argument that the company had previously approved a phase out of its classified board); Southwest Airlines (February 10, 2005) (permitting the company to exclude a shareholder proposal that "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director" based on the company's argument that the company had previously approved a phase out of its classified board); and Sprint Corporation (January 18, 2005) (permitting the company to exclude a shareholder proposal that "Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director," based on the company's argument that the company had previously approved a phase out of its classified board).

Because the Company has previously taken all actions required to implement annual elections of directors, the Company believes it may exclude the Declassification Proposal from the Proxy Materials under Rule 14a-8(i) (10).

The Majority Vote Proposal

(a) Background.

On October 17, 2006, the Company received the Declassification Proposal from the Proponent. On October 17, 2006, the Company's Vice President and Corporate Secretary, JoBeth Brown, informed Mr. Chevedden by e-mail that the Company had previously adopted an amendment to its Restated Certificate of Incorporation to declassify its Board of Directors. In an attempt to avoid consuming Staff resources through the no-action letter process, she asked Mr. Chevedden if he desired to withdraw the Declassification Proposal. The Proponent then sent to the Company a second proposal on October 30, 2006. This proposal was marked an "update" and is set forth above under the heading "Proposals." On November 8, 2006, pursuant to Rule 14a-8(f), the Company notified Mr. Chevedden that Section 14a-8(c) permitted the Proponent to submit only one proposal and that therefore the Majority Vote Proposal violated Section 14a-8(c). The Company indicated that the violation could be corrected by withdrawal of the Majority Vote Proposal within the 14 day deadline set forth in Section 14a-8(f). Neither Proponent nor Mr. Chevedden has withdrawn the Majority Vote Proposal.

(b) Because the Majority Vote Proposal is the second shareholder proposal submitted by the Proponent for inclusion in the Proxy Materials, the Company may exclude the Majority Vote Proposal under Rule 14a-8(c).

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders meeting." The Proponent has submitted two separate and distinct proposals. Initially, the Proponent submitted the Declassification Proposal. After being informed that the Company had previously implemented the requested action, the Proponent submitted the Majority Vote Proposal. In making its second submission, the Proponent violated the requirements of Rule 14a-8(c), and therefore the Majority Vote Proposal may be excluded.

In Staff Legal Bulletin No. 14 (July 12, 2001), the Staff indicated that a company may exclude subsequent shareholder proposals submitted by a shareholder after his initial shareholder proposal:

> If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

The Staff has recently granted no-action relief in circumstances virtually identical to this situation. See The Dow Chemical Company (March 2, 2006). In that matter, Mr. Chevedden (again acting on behalf of a shareholder), submitted a proposal nearly identical to the Declassification Proposal. After the issuer notified Mr. Chevedden that it has previously adopted action to declassify its board of directors, a second proposal was submitted labeled as an "update." The second proposal also related to majority voting (although the language differs from the proposal submitted to the Company). Pursuant to Rule 14a-8(f), the issuer instructed Mr. Chevedden that in order to comply with the requirements of Rule 14a-8(c), he was required to withdraw the second proposal. Mr. Chevedden did not do so, and the Staff permitted exclusion of the second proposal as being inconsistent with the requirements of Rule 14a-8(c).

The Staff also granted no-action relief in a second similar circumstance. See Beverly Enterprises, Inc. (February 7, 1991). In that matter, a proponent submitted a proposal to which the issuer responded by notifying the proponent that the proposal had become moot because the issuer had already substantially implemented the proposal. The proponent subsequently attempted to withdraw its first proposal and submit a second proposal. The Staff permitted exclusion of the second proposal on the grounds that the submission of a second proposal violated the one proposal limit on shareholder proposals.

Conclusion

The Company believes that the Declassification Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i) (10). The Company has previously adopted an amendment to its Restated Certificate of Incorporation to declassify its Board of Directors and therefore has substantially implemented the Declassification Proposal.

The Company believes that the Majority Vote Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(c). The Proponent submitted the Majority Proposal only after he was informed that the Declassification Proposal had been substantially implemented. The Proponent is permitted to submit only one proposal for inclusion in the Proxy Materials, and consequently the Majority Vote Proposal may be omitted pursuant to Rule 14a-8(c).

Should the Staff disagree with the Company's position or desire any additional information, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact me at (314) 577-3298.

Very truly yours,

Thomas Larson

Thomas Larson
Associate General Counsel

cc: JoBeth G. Brown
John Chevedden
William Steiner

Exhibit A
Declassification Proposal

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. August A. Busch
Chairman of the Board
Anheuser-Busch Companies, Inc. (BUD)
One Busch Place
St. Louis, MO 63118

Rule 14a-8 Proposal

Dear Mr. Busch,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner   10/12/06
William Steiner   Date

cc: JoBeth G. Brown
Corporate Secretary
T: 314 577-2000
T: 314-577-7370
F: 314 577-2900
F: 314-577-3251

RECEIVED
OCT 17 2006
Anheuser-Busch Companies, Inc.
Office of the Corp. Secretary

[Rule 14a-8 Proposal, October 16, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. If it is feasible to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if feasible.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

This topic won a 67% yes-vote average at 43 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  "D" in corporate governance.
  "High" in Overall Governance Risk Assessment.
- There were too many active CEOs on our board with four. Active CEOs are often overcommitted, and may not be optimally independent of management's views.
- There was more than one potentially conflicted director on our board.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- And one yes-vote from our 700-plus million voting shares can elect a director for 3-years.
- Cumulative voting was not allowed.
- We had 16 directors – Unwieldy board concern.
- Six directors had 16 to 43 years tenure – Lack of independence concern.
- There were four insiders on our board – Lack of independence concern.

- The following directors had long tenure on boards rated D by the Corporate Library:
  Mr. Busch III, on Emerson Electric (EMR) and AT&T (T) both rated D.
  Mr. Loucks, Chairman of our Compensation Committee, on Emerson Electric (EMR) and Affymetrix (AFFX) both rated D.
  Ms. Martinez, Chairman of our Governance Committee, on Flour (FLR) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

10-30-06
UPDATE

Mr. August A. Busch
Chairman of the Board
Anheuser-Busch Companies, Inc. (BUD)
One Busch Place
St. Louis, MO 63118

Rule 14a-8 Proposal

Dear Mr. Busch,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — 10/12/06
William Steiner — Date

cc: JoBeth G. Brown
Corporate Secretary
T: 314 577-2000
T: 314-577-7370
F: 314 577-2900
F: 314-577-3251

RECEIVED
OCT 30 2006
Anheuser-Busch Companies, Inc.
Office of the Corp. Secretary

[October 30, 2006 Update: Rule 14a-8 Proposal]

3 – Elect Each Director Annually by Majority Vote

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that each director must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. Currently one yes-vote from our 700-plus million voting shares can elect a director.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in corporate governance.
  - "High" in Overall Governance Risk Assessment.
- There were too many active CEOs on our board with four. Active CEOs are often overcommitted, and may not be optimally independent of management's views.
- There was more than one potentially conflicted director on our board.

- Cumulative voting was not allowed.
- We had 16 directors – Unwieldy board concern.
- Six directors had 16 to 43 years tenure – Lack of independence concern.
- There were four insiders on our board – Lack of independence concern.

- Our following key directors had long tenure with boards rated D by the Corporate Library:
  1) Mr. Busch III, with Emerson Electric (EMR) and AT&T (T) both rated D.
  2) Mr. Loucks, Chairman of our Compensation Committee, with Emerson Electric (EMR) and Affymetrix (AFFX) both rated D.
  3) Ms. Martinez, Chairman of our Governance Committee, with Flour (FLR) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director by majority vote.

Elect Each Director Annually by Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

It is respectfully requested that management publish this proposal in the same editing format as it was submitted.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Brown, JoBeth

From: Brown, JoBeth
Sent: Tuesday, October 17, 2006 11:29 AM
To: olmsted7p@earthlink.net
Subject: Rule 14a-8 proposal

Mr. John Chevedden,

As requested by William Steiner, I am sending this to acknowledge receipt of your proposal that we declassify our board of directors.

I would like to make you aware that at our annual meeting of shareholders on April 26, 2006, our shareholders approved the amendment of our restated certificate of incorporation to eliminate the classified board structure. Details of this action may be found on page 14 of the proxy statement for the meeting.

In light of this action, if you would like to withdraw your proposal, please let me know.

Sincerely,

JoBeth Brown
Vice President and Secretary
Anheuser-Busch Companies, Inc.

jobeth.brown@anheuser-busch.com
Phone-314-577-7370
Fax- 314-577-3251

ANHEUSER-BUSCH Companies

JoBeth G. Brown
VICE PRESIDENT & SECRETARY

October 18, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to August A. Busch was received in my office on October 17, 2006. In his letter, Mr. Steiner appointed you and/or your designee to act on his behalf for this shareholder proposal and requested that all future communication be made to you at the above address.

In order to be eligible to submit a proposal for consideration at Anheuser-Busch's 2007 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. The proponent must continue to hold those securities through the date of the meeting.

Following receipt of the proposal, we searched our shareholder records, but were unable to find Mr. Steiner listed as a record holder of Anheuser-Busch stock. I am therefore now requesting from you proof of Mr. Steiner's stockholdings, as required under the SEC's rules and regulations as described for your reference in this letter. A copy of the SEC's applicable provision is also enclosed with this letter.

If Mr. Steiner is an Anheuser-Busch stockholder of record, we apologize for not locating him in our own records. In such case, we will need for you to advise me precisely how the Anheuser-Busch shares are listed on our records. If Mr. Steiner is not a registered stockholder, you must prove his eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of his securities (usually a broker or bank) verifying that, at the time he submitted the proposal, he continuously held the securities for at least one year. The second way to prove ownership applies only if he has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins. If Mr. Steiner has filed one of these documents with the SEC, you may demonstrate his eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments, reporting a change in his ownership level and (B) his written statement that he continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that all of the required documentation set forth in this letter must be sent directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A.

Very truly yours,

JoBeth G. Brown

Enclosure

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: Origin ID: (314)577-9998
JANET SZYDLOWSKI
ANHEUSER-BUSCH COMPANIES
ONE BUSCH PLACE
CORPORATE SECRETARY'S OFFICE 202-6
ST. LOUIS, MO 63118

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Redondo Beach, CA 90278

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From: TrackingUpdates@fedex.com
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Tracking number:	792867835145
Reference:	1000-870005-19940002
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Delivery date:	Oct 19, 2006 13:29 PM
Sign for by:	J.CHEVEDDEN
Delivered to:	Residence
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Weight:	0.5 LB

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JANET SZYDLOWSKI	Mr. John Chevedden
ANHEUSER-BUSCH COMPANIES	2215 Nelson Ave., No. 205
ONE BUSCH PLACE	Redondo Beach
CORPORATE SECRETARY'S OFFICE 202-6	CA
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Tracking number	792867835145	**Reference**	1000-870005-199 40002
Signed for by	J.CHEVEDDEN		
Ship date	Oct 18, 2006		
Delivery date	Oct 19, 2006 1:29 PM	**Destination**	Redondo Beach, CA
		Delivered to	Residence
		Service type	Standard Envelope
		Weight	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 19, 2006	1:29 PM	Delivered	Redondo Beach, CA	
	8:08 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:27 AM	At local FedEx facility	HAWTHORNE, CA	
	6:00 AM	Arrived at FedEx location	LOS ANGELES, CA	
	4:50 AM	Departed FedEx location	INDIANAPOLIS, IN	
	1:14 AM	Arrived at FedEx location	INDIANAPOLIS, IN	
Oct 18, 2006	9:09 PM	Left origin	ST. LOUIS, MO	
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From: Origin ID: (314)577-9998
JANET SZYDLOWSKI
ANHEUSER-BUSCH COMPANIES
ONE BUSCH PLACE
CORPORATE SECRETARY'S OFFICE 202-6
ST. LOUIS, MO 63118

FedEx Express

E

Ship Date: 18OCT06
ActWgt: 1 LB
System#: 3433468/INET2500
Account#: S *********

REF: 1000-870005-19940002

Delivery Address Bar Code

SHIP TO: (310)371-7872 BILL SENDER
Mr. John Chevedden

2215 Nelson Ave., No. 205

Redondo Beach, CA 90278

STANDARD OVERNIGHT

THU
Deliver By:
19OCT06

TRK# 7928 6783 5145 FORM 0201

LAX A1

90278 -CA-US
ASR

NJ AVXA

Shipping Label: Your shipment is complete

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Szydlowski, Janet

From: TrackingUpdates@fedex.com
Sent: Thursday, October 19, 2006 4:05 PM
To: Szydlowski, Janet
Subject: FedEx Shipment 792867835145 Delivered

This tracking update has been requested by:

Company Name: ANHEUSER-BUSCH COMPANIES

Name: JANET SZYDLOWSKI

E-mail: JANET.SZYDLOWSKI@ANHEUSER-BUSCH.COM

Our records indicate that the following shipment has been delivered:

Tracking number:	792867835145
Reference:	1000-870005-19940002
Ship (P/U) date:	Oct 18, 2006
Delivery date:	Oct 19, 2006 13:29 PM
Sign for by:	J.CHEVEDDEN
Delivered to:	Residence
Service type:	FedEx Standard Overnight
Packaging type:	FedEx Envelope
Number of pieces:	1
Weight:	0.5 LB

Shipper Information	Recipient Information
JANET SZYDLOWSKI	Mr. John Chevedden
ANHEUSER-BUSCH COMPANIES	2215 Nelson Ave., No. 205
ONE BUSCH PLACE	Redondo Beach
CORPORATE SECRETARY'S OFFICE 202-6	CA
ST. LOUIS	US
MO	90278
US	
63118	

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Tracking number	792867835145	**Reference**	1000-870005-199
Signed for by	J.CHEVEDDEN		40002
Ship date	Oct 18, 2006		
Delivery date	Oct 19, 2006 1:29 PM	**Destination**	Redondo Beach, CA
		Delivered to	Residence
		Service type	Standard Envelope
		Weight	0.5 lbs.
Status	Delivered		

Date/Time		Activity	Location	Details
Oct 19, 2006	1:29 PM	**Delivered**	Redondo Beach, CA	
	8:08 AM	On FedEx vehicle for delivery	HAWTHORNE, CA	
	7:27 AM	At local FedEx facility	HAWTHORNE, CA	
	6:00 AM	Arrived at FedEx location	LOS ANGELES, CA	
	4:50 AM	Departed FedEx location	INDIANAPOLIS, IN	
	1:14 AM	Arrived at FedEx location	INDIANAPOLIS, IN	
Oct 18, 2006	9:09 PM	Left origin	ST. LOUIS, MO	
	4:40 PM	Picked up	ST. LOUIS, MO	
	10:46 AM	Package data transmitted to FedEx		

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DJF

DISCOUNT BROKERS

Date: 10/23/2006

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Anheuser Busch Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/31/05 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-25-06 # of pages ▶
To Ms. JoBeth Brown	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 314-577-2900 -3251	Fax #

Brown, JoBeth

To: olmsted7p@earthlink.net
Subject: Shareholder proposal

Attachments: Rule 14a-8.pdf

November 8, 2006

Mr. John Chevedden

Olmsted7p@earthlink.net

Dear Mr. Chevedden:

A letter and stockholder proposal from William Steiner addressed to August A. Busch relating to majority vote was received in my office on October 30, 2006. In his letter, Mr. Steiner appointed you or your designee to act on his behalf for this shareholder proposal and requested that all future communications be made to you at the above noted e-mail address.

Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. A copy of the SEC's provision for shareholder proposals was sent to you on October 18, 2006 and another copy is being sent as an attachment to this message.

Mr. Steiner submitted a shareholder proposal for the 2007 annual meeting recommending that we declassify our board of directors, which proposal we received on October 17, 2006. Per Mr. Steiner's instructions, I sent an e-mail communication to you on October 17, 2006 acknowledging receipt of the proposal. In that communication I also explained that at the annual meeting of shareholders on April 26, 2006, our shareholders approved the amendment of our restated certificate of incorporation to eliminate the classified board structure.

Because Mr. Steiner already submitted a shareholder proposal for the 2007 annual meeting, the second proposal is inconsistent with the procedural requirements of Rule 14a-8. I am hereby notifying you that, in order to correct the deficiency, you must withdraw the second proposal.

Please note that under the SEC regulations, you have 14 days from the receipt of this communication to withdraw Mr. Steiner's second proposal. If you fail to do so, the Company reserves the right to omit both proposals under the applicable provisions of Regulation 14A.

Very truly yours,

JoBeth G. Brown

Vice President and Secretary

Anheuser-Busch Companies, Inc.

Rule 14a-8.pdf (4 MB)

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i) (2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Brown, JoBeth

From: postmaster@anheuser-busch.com
Sent: Wednesday, November 08, 2006 9:57 AM
To: Brown, JoBeth
Subject: Delivery Status Notification (Relay)

Attachments: ATT849344.txt; ATT849345.txt

ATT849344.txt (567 B) ATT849345.txt (527 B)

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

olmsted7p@earthlink.net

```
Reporting-MTA: dns;STLEXGAPP78.abc.corp.anheuser-busch.com
Received-From-MTA: dns;STLEXGUSR31.abc.corp.anheuser-busch.com
Arrival-Date: Wed, 8 Nov 2006 09:56:27 -0600

Final-Recipient: rfc822;olmsted7p@earthlink.net
Action: relayed
Status: 2.5.0
```

From: "Brown, JoBeth" <JoBeth.Brown@anheuser-busch.com>
To: <olmsted7p@earthlink.net>
Message-ID:
<E5DF498397F0504C945537DEBCB0789707524383@STLEXGUSR31.abc.corp.anheuser-busch.com>
Subject: Shareholder proposal

Brown, JoBeth

From: J [olmsted7p@earthlink.net]

Sent: Wednesday, November 08, 2006 2:55 PM

To: Brown, JoBeth

Subject: (BUD) Shareholder proposal

Ms. Brown,
In the attachment that you forwarded can you point out the words that state that if a company perceives that two proposal have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn. There does not appear to be such wording.
Thank you.
Sincerely,
John Chevedden

Brown, JoBeth

From: J [olmsted7p@earthlink.net]

Sent: Monday, November 13, 2006 1:01 PM

To: Brown, JoBeth

Subject: (BUD) Shareholder proposal

Ms. Brown,
In the attachment that you forwarded can you point out the words that state that if a company perceives that two proposals have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn. There does not appear to be such wording. In other words is there any basis for the text in the company letter.
Thank you.
Sincerely,
John Chevedden

Brown, JoBeth

From: Brown, JoBeth
Sent: Wednesday, November 15, 2006 8:08 AM
To: olmsted7p@earthlink.net
Subject: FW: (BUD) Shareholder proposal

From: Brown, JoBeth
Sent: Tuesday, November 14, 2006 12:27 PM
To: J
Subject: RE: (BUD) Shareholder proposal

November 14, 2006

Mr. Chevedden,

Rule 14a-8(c) permits a shareholder to submit only one proposal to a company for a particular shareholders' meeting. The company believes that the SEC Staff"s interpretations of this requirement indicate that a proponent who has submitted a second proposal can be required to withdraw the second proposal in order to comply with the rule.

Sincerely,
JoBeth Brown
Vice President and Secretary
Anheuser-Busch Companies, Inc.

From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, November 13, 2006 1:01 PM
To: Brown, JoBeth
Subject: (BUD) Shareholder proposal

Ms. Brown,
In the attachment that you forwarded can you point out the words that state that if a company perceives that two proposals have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn. There does not appear to be such wording. In other words is there any basis for the text in the company letter.
Thank you.
Sincerely,
John Chevedden

Brown, JoBeth

From: postmaster@anheuser-busch.com
Sent: Wednesday, November 15, 2006 8:08 AM
To: Brown, JoBeth
Subject: Delivery Status Notification (Relay)

Attachments: ATT133798.txt; FW: (BUD) Shareholder proposal

ATT133798.txt (568 B)   FW: (BUD) ıareholder proposal.

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

olmsted7p@earthlink.net

Reporting-MTA: dns;STLEXGAPP76.abc.corp.anheuser-busch.com
Received-From-MTA: dns;STLEXGUSR31.abc.corp.anheuser-busch.com
Arrival-Date: Wed, 15 Nov 2006 08:07:41 -0600

Final-Recipient: rfc822;olmsted7p@earthlink.net
Action: relayed
Status: 2.5.0

Brown, JoBeth

From: J [olmsted7p@earthlink.net]

Sent: Monday, November 20, 2006 4:42 PM

To: Brown, JoBeth

Subject: (BUD) Shareholder proposal

Dear Ms. Brown,
It is difficult or impossible to see how a modification of a proposal could be viewed as an additional proposal. There are many instances of companies accepting the modification of a proposal, submitted before the rule 14a-8 deadline, as the one final proposal. This is the case here. Thank you for your interest in clarification on this proposal.
Sincerely,
John Chevedden

[redacted]

From: CFLETTERS
Sent: Thursday, January 04, 2007 5:49 PM
To: [redacted]
Cc:
Subject: FW: Anheuser-Busch Companies, Inc. (BUD) # 2 Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 04, 2007 4:34 PM
To: CFLETTERS
Cc: Thomas Larson
Subject: Anheuser-Busch Companies, Inc. (BUD) # 2 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 4, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Anheuser-Busch Companies, Inc. (BUD)
2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually by Majority Vote William Steiner

Ladies and Gentlemen:

The December 21, 2006 company letter attempts to bolster the company argument by presenting a false and unsupported interpretation of Staff Legal Bulletin No. 14.

Corresponding to the company's false and unsupported interpretation of Staff Legal Bulletin No. 14 the company failed to give any precedent where any company had been allow to exclude revised rule 14a-8 text, which was submitted prior to the rule 14a-8 deadline, simply because that text was not included in the initial rule 14a-8 edition.

Under the company's false and broad-ranging interpretation of SLB No. 14, any company could refuse, at a company's whim, to accept (weeks prior to the rule 14a-8 deadline) , a corrected date, corrected figure or corrected attribution in regard to the original rule 14a-8 text. Then the company could compound this by also excluding the original date, figure or attribution as false and misleading.

The company made some additional claims that are not believed to be adequately supported.

Anheuser-Busch claims that when an initial edition of a rule 14a-8 proposal is modified, prior to the rule 14a-8 deadline, that this is irrefutable evidence of submitting a totally original second proposal. For instance, in Dow Chemical Company (March 2, 2006) , which is cited as the company's purported key supporting precedent, two entirely different proposals were
involved:

1) Elect Each Director Annually
2) Adopt Simple Majority Vote

Clearly in Dow, one of these proposals is not a modification of the other yet Anheuser-Busch would have the reader believe so in order to advance its argument in this pending case.

Yet in this pending case both the initial and updated rule 14a-8 proposal concern the election of directors. Both the initial and updated rule 14a-8 proposal use most of the same words. The company has failed to cite a precedent where two editions of the same proposal used so many of the same words yet were then excluded.

At least the company could admit that it is asking the Staff to decide on an issue with a key non-conformity with its purported key precedent. By contrast the company used words like ³virtually identical² to describe the Dow case. After being advised on December 12, *2006 of* its false claim of ³virtually identical² the company did not repeat the ³virtually identical² comment in its December 21, 2006 letter. Yet the company failed to introduce *any new facts* that would purportedly more closely link this pending proposal to the distinctly different Dow case.

The company has made no claim that it has adopted a majority vote standard for director election to office. This is an integral part of the final draft of the rule 14a-8 proposal submitted before the deadline date.

For mutual convenience this response is sent to the company in non-PDF format. It is respectfully requested that if the company has any further correspondence with the Office of Chief Counsel in this matter, that this correspondence likewise be emailed to the undersigned in non-PDF format.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
Thomas Larson <thomas.larson@anheuser-busch.com>

ANHEUSER BUSCH

RECEIVED
2006 DEC 27 AM 9:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Legal Department
One Busch Place
St. Louis, Missouri
63118-1852
Telecopier: (314) 577-0776

Direct Dial (314) 577-3298
thomas.larson@anheuser-busch.com

December 21, 2006

VIA FEDERAL EXPRESS
(202) 551-3500

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Anheuser-Busch Companies, Inc.
Omission of Shareholder Proposals Pursuant to Rule 14a-8

Dear Sir or Madam:

By means of a letter dated November 29, 2006, Anheuser-Busch Companies, Inc. (the "Company") sought concurrence from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") that it is permitted to omit from its 2007 proxy materials two proposals submitted by William Steiner (the "Proponent"). Mr. Steiner's representative in this matter is John Chevedden.

The Company received the Proponent's first submission on October 17, 2006 (the "First Submission"); it requested that the Company declassify its board of directors. The Company received the Proponent's second submission (the "Second Submission) on October 30, 2006; it requested that the Company adopt a majority vote requirement for the election of its directors. For the convenience of the Staff, each submission is attached.

By e-mail to the SEC dated December 12, 2006, Mr. Chevedden responded to the Company's request to the SEC. A copy of Mr. Chevedden's e-mail is attached. This letter responds to Mr. Chevedden's e-mail.

Characterizing the Second Submission as an "Update" Does Not Avoid the Substantive Requirements of Rule 14a-8(c)

In his e-mail Mr. Chevedden seems to argue that the Second Submission is not a second proposal, but only a modification of the First Submission. The Company acknowledges that Mr. Chevedden may have intended the Second Submission to be in form a modification of the First

Submission and not a new proposal.[1] But the Staff has been clear that in determining whether a submission is in fact a second proposal (and therefore excludable under 14a-8(c)) or merely a modification of the original proposal, the actual substance of the submissions is critical. Staff Legal Bulletin No. 14 (July 12, 2001) addresses this very question:

> If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?
>
> No, but it may accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

In his submissions to the Company, Mr. Chevedden is reusing an approach he employed with a different company. See The Dow Chemical Company (March 2, 2006). In that situation, even though Mr. Chevedden labeled his second submission as an "update" to the original proposal, the Staff concurred that the issuer was permitted to exclude Mr. Chevedden's second submission under Rule 14a-8(c) on the grounds that the submission constituted in fact a second proposal.

<u>The Second Submission Differs Substantially From the First Submission</u>

The Second Submission introduces a new topic that is entirely absent from the First Submission, that the Company adopt a majority vote policy. The Second Submission and its supporting statement contain the following language: "Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director by Majority Vote . . . Currently one yes-vote from our 700-plus million voting shares can elect a director." The majority vote proposal contained in the Second Submission differs substantially in effect and in implementation from the declassification proposal contained in the First Submission. The declassification proposal addresses the terms of directors; the majority vote proposal addresses the percentage of votes necessary to elect directors. Declassification is typically implemented by an amendment to a company's charter; a majority vote policy is typically implemented by an amendment to a company's bylaws or its corporate governance guidelines.

If Mr. Chevedden's intention was to replace the initial declassification proposal with a majority vote proposal, the Company believes it may omit the majority vote proposal under 14a-8(c) as being the second proposal submitted by the Proponent. If Mr. Chevedden's intention was to combine somehow the majority vote proposal contained in the First Submission with the

[1] It appears that Mr. Chevedden himself may sometimes describe the Second Submission as a new proposal and not merely a modification of the First Submission. In e-mails to the Company's corporate secretary (copies of which are attached), Mr. Chevedden twice asked "in the attachment that you forwarded can you point out the words that state that if a company perceives that two proposals have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn."

declassification proposal introduced in the Second Submission, the Company believes that the proposal may be omitted under Rule 14a-8(c), both because the Second Submission differs so substantially from the First Submission as to constitute a new proposal and because inclusion of a majority vote proposal with a declassification proposal would result in the Second Submission containing multiple proposals in the guise of a single proposal.

Procedural Matters

The Company requests that the Staff deliver by facsimile its response to this request. For this purpose, please use facsimile number (314) 577-0776. The Company undertakes to forward promptly the response to the Proponent and to Mr. Chevedden.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. In accordance with Rule 14a-8(j), the Company is sending copies of this letter to the Proponent and Mr. Chevedden.

Should the Staff disagree with the Company's position or desire any additional information, the Company would appreciate the opportunity to confer with the Staff concerning the matter prior to the issuance of its response.

Very truly yours,

Thomas Larson

Thomas Larson
Associate General Counsel

TDL:dlk
enclosure

cc: JoBeth G. Brown (w/enc.)
John Chevedden (w/enc.)
William Steiner (w/enc.)

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. August A. Busch
Chairman of the Board
Anheuser-Busch Companies, Inc. (BUD)
One Busch Place
St. Louis, MO 63118

Rule 14a-8 Proposal

Dear Mr. Busch,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner 10/12/06
William Steiner Date

cc: JoBeth G. Brown
Corporate Secretary
T: 314 577-2000
T: 314-577-7370
F: 314 577-2900
F: 314-577-3251

RECEIVED
OCT 17 2006
Anheuser-Busch Companies, Inc.
Office of the Corp. Secretary

[Rule 14a-8 Proposal, October 16, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. If it is feasible to transition in one-year, 3-years will not substitute for one year. Also to transition solely through direct action of our board if feasible.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

This topic won a 67% yes-vote average at 43 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  "D" in corporate governance.
  "High" in Overall Governance Risk Assessment.
- There were too many active CEOs on our board with four. Active CEOs are often overcommitted, and may not be optimally independent of management's views.
- There was more than one potentially conflicted director on our board.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- And one yes-vote from our 700-plus million voting shares can elect a director for 3-years.
- Cumulative voting was not allowed.
- We had 16 directors – Unwieldy board concern.
- Six directors had 16 to 43 years tenure – Lack of independence concern.
- There were four insiders on our board – Lack of independence concern.

- The following directors had long tenure on boards rated D by the Corporate Library:
  Mr. Busch III, on Emerson Electric (EMR) and AT&T (T) both rated D.
  Mr. Loucks, Chairman of our Compensation Committee, on Emerson Electric (EMR) and Affymetrix (AFFX) both rated D.
  Ms. Martinez, Chairman of our Governance Committee, on Flour (FLR) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

10-30-06
UPDATE

Mr. August A. Busch
Chairman of the Board
Anheuser-Busch Companies, Inc. (BUD)
One Busch Place
St. Louis, MO 63118

Rule 14a-8 Proposal

Dear Mr. Busch,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner
William Steiner

10/12/06
Date

cc: JoBeth G. Brown
Corporate Secretary
T: 314 577-2000
T: 314-577-7370
F: 314 577-2900
F: 314-577-3251

RECEIVED
OCT 30 2006
Anheuser-Busch Companies, Inc.
Office of the Corp. Secretary

[October 30, 2006 Update: Rule 14a-8 Proposal]

3 – Elect Each Director Annually by Majority Vote

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws) to provide that each director must be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. Currently one yes-vote from our 700-plus million voting shares can elect a director.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in corporate governance.
  - "High" in Overall Governance Risk Assessment.
- There were too many active CEOs on our board with four. Active CEOs are often overcommitted, and may not be optimally independent of management's views.
- There was more than one potentially conflicted director on our board.

- Cumulative voting was not allowed.
- We had 16 directors – Unwieldy board concern.
- Six directors had 16 to 43 years tenure – Lack of independence concern.
- There were four insiders on our board – Lack of independence concern.

- Our following key directors had long tenure with boards rated D by the Corporate Library:
  1) Mr. Busch III, with Emerson Electric (EMR) and AT&T (T) both rated D.
  2) Mr. Loucks, Chairman of our Compensation Committee, with Emerson Electric (EMR) and Affymetrix (AFFX) both rated D.
  3) Ms. Martinez, Chairman of our Governance Committee, with Flour (FLR) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director by majority vote.

Elect Each Director Annually by Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

It is respectfully requested that management publish this proposal in the same editing format as it was submitted.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials..

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Larson, Thomas (Legal)

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 12, 2006 11:33 AM
To: CFLETTERS@SEC.GOV
Cc: Larson, Thomas (Legal)
Subject: Anheuser-Busch Companies, Inc. (BUD) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 12, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Anheuser-Busch Companies, Inc. (BUD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually by Majority Vote William Steiner

Ladies and Gentlemen:

This is an initial response to the company November 29, 2006 no action request. The company has made some claims that I do not believe it has adequately supported.

Anheuser-Busch claims that when an initial submittal of a rule 14a-8 proposal is modified, prior to the rule 14a-8 deadline, that this is irrefutable evidence of submitting a totally original second proposal. For instance, in Dow Chemical Company (March 2, 2006), which is cited as the company's purported key supporting precedent, two entirely different proposals were involved:
1) Elect Each Director Annually
2) Adopt Simple Majority Vote
Clearly in Dow, one of these proposals is not a modification of the other yet Anheuser-Busch would have the reader believe so to advance its argument in this pending case.

At least the company could admit that it is asking the Staff to decide on an issue with a key non-conformity with its purported key precedent. By contrast the company uses words like ³virtually identical² to describe the Dow case.

The company has made no claim that it has adopted a majority vote standard for director election to office. This is part of the final draft of the rule 14a-8 proposal submitted before the deadline date.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

William Steiner
Thomas Larson <thomas.larson@anheuser-busch.com>

Brown, JoBeth

E-Mails from Mr. Chevedden to Corporate Secretary

From: J [olmsted7p@earthlink.net]

Sent: Wednesday, November 08, 2006 2:55 PM

To: Brown, JoBeth

Subject: (BUD) Shareholder proposal

Ms. Brown,
In the attachment that you forwarded can you point out the words that state that if a company perceives that two proposal have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn. There does not appear to be such wording.
Thank you.
Sincerely,
John Chevedden

E-Mails from Mr. Chevedden to Corporate Secretary

Brown, JoBeth

From: J [olmsted7p@earthlink.net]

Sent: Monday, November 13, 2006 1:01 PM

To: Brown, JoBeth

Subject: (BUD) Shareholder proposal

Ms. Brown,
In the attachment that you forwarded can you point out the words that state that if a company perceives that two proposals have been submitted, that the company will be upheld by the Securities and Exchange Commission in making a demand that the second perceived proposal be withdrawn. There does not appear to be such wording. In other words is there any basis for the text in the company letter.
Thank you.
Sincerely,
John Chevedden

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 12, 2006 12:33 PM
To: CFLETTERS
Cc: Thomas Larson
Subject: Anheuser-Busch Companies, Inc. (BUD) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 12, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Anheuser-Busch Companies, Inc. (BUD)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Elect Each Director Annually by Majority Vote William Steiner

Ladies and Gentlemen:

This is an initial response to the company November 29, 2006 no action request. The company has made some claims that I do not believe it has adequately supported.

Anheuser-Busch claims that when an initial submittal of a rule 14a-8 proposal is modified, prior to the rule 14a-8 deadline, that this is irrefutable evidence of submitting a totally original second proposal. For instance, in Dow Chemical Company (March 2, 2006), which is cited as the company¹s purported key supporting precedent, two entirely different proposals were involved:
1) Elect Each Director Annually
2) Adopt Simple Majority Vote

Clearly in Dow, one of these proposals is not a modification of the other yet Anheuser-Busch would have the reader believe so to advance its argument in this pending case.

At least the company could admit that it is asking the Staff to decide on an issue with a key non-conformity with its purported key precedent. By contrast the company uses words like [3]virtually identical[2] to describe the Dow case.

The company has made no claim that it has adopted a majority vote standard for director election to office. This is part of the final draft of the rule 14a-8 proposal submitted before the deadline date.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:

William Steiner
Thomas Larson <thomas.larson@anheuser-busch.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anheuser-Busch Companies, Inc.
Incoming letter dated November 29, 2006

The first proposal relates to declassification of the board of directors. The second proposal relates to majority voting in the annual election of directors

There appears to be some basis for your view that Anheuser-Busch may exclude the first proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Anheuser-Busch omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Anheuser-Busch may exclude the second proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Anheuser-Busch omits the second proposal from its proxy materials under rule 14a-8(c).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END